Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Alaska Air Group, Inc.

	For the six months ended June 30,		For the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in thousands, except ratios)
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$42,100	$57,200	$125,000	$(87,800)	$137,200	$(20,600)	$29,000
Less: Capitalized interest	(12,600)	(13,800)	(27,800)	(24,700)	(8,900)	(1,700)	(2,300)
Add:
Interest on indebtedness	48,400	43,500	86,099	76,056	61,698	49,801	47,508
Amortization of debt expense	983	983	1,901	1,944	1,308	1,220	1,103
Amortization of capitalized interest	3,143	2,749	5,783	4,872	4,785	4,855	4,990
Portion of rent under long-term operating leases representative of an interest factor	53,798	54,869	111,181	106,874	108,283	102,514	96,026

Earnings Available for Fixed Charges	$135,824	$145,501	$302,164	$77,246	$304,374	$136,090	$176,327

Fixed Charges:
Interest	48,400	43,500	86,099	76,056	61,698	49,801	47,508
Amortization of debt expense	983	1,007	1,901	1,944	1,308	1,220	1,103
Portion of rent under long-term operating leases representative of an interest factor	53,798	54,869	111,181	106,874	108,283	102,514	96,026

Total Fixed Charges	$103,181	$99,376	$199,181	$184,874	$171,289	$153,535	$144,637

Ratio of Earnings to Fixed Charges	1.32	1.46	1.52	0.42	1.78	0.89	1.22

Coverage Deficiency	$—	$—	$—	$107,628	$—	$17,445	$—

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be one-third) on operating leases deemed representative of interest. Our earnings were insufficient to cover fixed charges by approximately $107.6 million and $17.4 million for the years ended December 31, 2006 and 2004, respectively.